Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the Nine Months Ended		For the Years Ended November 30,
	August 31, 2012	August 31, 2011	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income tax expense	2,893,127	2,693,543	3,511,244	1,268,859	2,120,898	1,657,605	1,525,714
Losses from unconsolidated investees	8,061	3,493	5,301	4,143	3,396	3,946	4,279
Total earnings	2,901,188	2,697,036	3,516,545	1,273,002	2,124,294	1,661,551	1,529,993
Fixed charges:(1)
Total interest expense	1,019,109	1,124,760	1,484,552	1,582,988	1,251,285	1,288,004	1,223,271
Interest factor in rents	4,417	4,014	5,387	4,740	4,383	4,777	3,489
Total fixed charges	1,023,526	1,128,774	1,489,939	1,587,728	1,255,668	1,292,781	1,226,760
Combined fixed charges and preferred stock requirements:(1)
Total interest expense	1,019,109	1,124,760	1,484,552	1,582,988	1,251,285	1,288,004	1,223,271
Interest factor in rents	4,417	4,014	5,387	4,740	4,383	4,777	3,489
Preferred stock requirements	—	—	—	39,488	72,890	—	—
Total combined fixed charges and preferred stock requirements	1,023,526	1,128,774	1,489,939	1,627,216	1,328,558	1,292,781	1,226,760
Earnings from continuing operations before income tax expense and fixed charges	3,924,714	3,825,810	5,006,484	2,860,730	3,379,962	2,954,332	2,756,753
Earnings from continuing operations before income tax expense and combined fixed charges and preference dividends	3,924,714	3,825,810	5,006,484	2,900,218	3,452,852	2,954,332	2,756,753

Ratio of earnings to fixed charges	3.8	3.4	3.4	1.8	2.7	2.3	2.2
Ratio of earnings to combined fixed charges and preference dividends	3.8	3.4	3.4	1.8	2.6	2.3	2.2

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and preference security dividend requirements.